Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Energy and Water Development Corp.:

We consent to the incorporation by reference in the Form S-1 Amendment No. 2 of Energy and Water Development Corp. as to our report dated April 26, 2024, with respect to the consolidated Balance Sheets of Energy and Water Development Corp. as of December 31, 2023 and 2022 and the related consolidated Statements of Operations and Comprehensive loss, Statement of Stockholders’ Deficit and Statement of Cash Flows for the periods then ended. Our report dated April 26, 2024, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

Diamond Bar, California
May 13, 2024